Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES INCREASE OF 11 PERCENT IN QUARTERLY DIVIDEND RATE

HOUSTON, TX, June 11, 2012 - Stage Stores, Inc. (NYSE: SSI) today announced that its Board of Directors has approved an increase in the Company's quarterly dividend rate to 10 cents per share from the previous quarterly rate of 9 cents per share. The new quarterly rate of 10 cents per share will be applicable to dividends declared by the Board after June 20, 2012.

Michael Glazer, President and Chief Executive Officer, stated, "Stage Stores has a consistent track record of raising its quarterly dividend rate, and we are pleased to announce an 11 percent increase. The increase in our quarterly dividend rate is a testament to the strength of our balance sheet and our confidence in our ability to generate continued strong cash flows."

Mr. Glazer continued, "Our primary focus is to continue growing our store base, implementing enhancements to our merchandising and marketing strategies and pursuing additional growth opportunities, which we believe will create significant long-term shareholder value. As such, the Board has chosen not to spend additional capital under our Stock Repurchase Program at this time."

About Stage Stores
Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 829 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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